CTDC Announces Change in Chief Financial Officer

HONG KONG – November 10, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced the appointment of Gary Leung as the Company’s new Chief Financial Officer to replace Charlene Hua who resigned for her personal reason, with effect from November 6, 2008, pursuant to a board resolution passed in accordance with the recommendation from the Company’s Nominating Committee.

Prior to joining CTDC, Mr. Leung had many years of field experience and had set up operations for U.S. IT companies in China, Hong Kong and Taiwan which includes Oracle and Sybase. He once worked as Managing Director of Oracle Corporation in Hong Kong and China that made Oracle has became a household name in China. When he acted as Chief Accountant of Orix Hong Kong Corporation, Mr. Leung participated in defining the first set of accounting principle and tax rules for leasing industry. He holds a Master’s degree in Business Administration from International Management Centre of Buckingham, UK.

Mr. Leung brings to CTDC a wealth of experience in accounting, planning and budgeting, strategic development, internal controls as well as PV markets in the U.S. and China. As Chief Financial Officer, Mr. Leung will lead the Company’s financial management and accounting team and contribute his knowledge and experience to the Company in its continuous pursuit to its business development in solar industry.

“I am delighted and honored to be joining such an innovative team who is the first mover in SnO2 base plate industry in China. I look forward to working closely with the team leaded by Li Alan to build strong growth for shareholders, high quality products and services for customers, and a great company for employees.” said Mr. Leung.

“We are very pleased that our management team is joined by a highly experienced professional. We believe a CFO who deeply understands both corporate finance and emerging PV market will accelerate our growth in that sector.” Mr. Li Alan, Chairman of the Board of the Company, commented on the appointment.

It was confirmed by Charlene Hua that there were no disagreements between her and the Company on any matter relating to the Company’s operations, policies or practices which resulted in her resignation.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.